UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                Samdrew IV, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                    Barbra Barth Feldman and David N. Feldman
                            970 Browers Point Branch
                             Hewlett Neck, NY 11598
                                 (212) 869-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Barbra Barth Feldman and David N. Feldman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3)

     SC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Samdrew IV, Inc., whose principal executive office is located at 970 Browers Point Branch, Hewlett Neck, NY 11598 (the "Issuer").

Item 2. Identity and Background.

      (a) The names of the reporting persons are Barbra Barth Feldman and David
      N. Feldman (the "Reporting Persons").

      (b) The business address of the Reporting Persons is 420 Lexington Avenue, Suite 2620, New York, NY 10170.

      (c) The Reporting Persons' present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

            (i) Barbra Barth Feldman - none.

            (ii) David N. Feldman is the Managing Partner of Feldman Weinstein & Smith LLP located at 420 Lexington Avenue, Suite 2620, New York, NY 10170.

      (d) During the last five years the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Persons are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      Mrs. Barbra Barth Feldman sold to the Issuer and the Issuer redeemed from Mrs. Feldman 300,000 shares of Common Stock for an aggregate price equal to $200. David N. Feldman is the husband of Barbra Barth Feldman.

Item 4. Purpose of Transaction.

      Not applicable.

Item 5. Interest in Securities of the Issuer.

      (a) Not applicable.

      (b) Not applicable.

      (c) The 300,000 shares of Common Stock reported herein were redeemed by the Issuer effective July 2, 2008.

      (d) Not applicable.

      (e) On July 2, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      David N. Feldman is the husband of Barbra Barth Feldman.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  July 2, 2008


                                  /s/ Barbra Barth Feldman
                                  ------------------------
                                      Barbra Barth Feldman


                                  /s/ David N. Feldman
                                  --------------------
                                      David N. Feldman